UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018.

Commission File Number: 333-227131

FUQIN FINTECH LIMITED

(Translation of registrant’s name into English)

No.8 Guanghua Dongli

Zhonghai Guangchang, South Tower, 7th Floor

Chaoyang District, Beijing, PRC 100020

+86-010 8018 0588

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release - Fuqin Fintech Limited Announces Effectiveness of Registration Statement on Form F-1

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 1, 2018	Fuqin Fintech Limited

	By:	/s/ Xingliang Li
	Name: Title:	Xingliang Li Chief Executive Officer

2